OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	McMillan, C. Steven		Monsanto Company - MON
	Three First National Plaza, Suite 4700 70 W. Madison	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			9/18/02
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Chicago, IL 60602 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													14,006(1)		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Option (right to buy)		$20.00

	Performance Rights		1-for-1		09/18/02				J(3)			648

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(3)	10/16/10		Common Stock	10,000				10,000		D

	(4)	(4)		Common Stock	648		(3)		10,648		D

Explanation of Responses:

(1) Includes 6,393 shares of deferred common stock deliverable under the Monsanto Company Non-Employee Director Equity Incentive Compensation; 113 shares of common stock issued as dividends with respect to such deferred shares and 7,500 shares of common stock owned directly by the reporting person.

(2) 50% of shares exercisable on March 15, 2002 and 50% of shares exercisable on March 15, 2003, subject to the terms of the Monsanto 2000 Management Incentive Plan.

(3) Represents shares purchased in the open market by Pharmacia Corporation, which will be held in trust for the benefit of the Reporting Person. These shares are deliverable to the Reporting Person in the form of Pharmacia Corporation common stock in accordance with the Reporting Person's election to defer a portion of the compensation payable to such individual as a director of Pharmacia Corporation. The average of the high and low per share price of the Issuer's common stock on September 18, 2002 was $16.08.

(4) The fair market value of the shares held in trust is to be paid in the form of Pharmacia Corporation common stock to the Reporting Person upon the earlier of the Reporting Person's death or retirement as a director of Pharmacia Corporation.

*** Michael D. Bryan, attorney-in-fact for C. Steven McMillan pursuant to a Power of Attorney previously filed

/s/ Michael D. Bryan***	09/20/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.